Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
TDK takeover offer for EPCOS shares very successful
•	94.35 percent of the shares of EPCOS secured in total

•	TDK and EPCOS to prepare next steps of envisaged business combination
October 31, 2008
Tokyo and Düsseldorf — TDK Corporation’s (“TDK”) (TSE:6762, NYSE and LSE: TDK) and its wholly-owned subsidiary TDK Germany GmbH’s voluntary public takeover offer for EPCOS AG (“EPCOS”) (EPCGn.DE) has been very successful. During the additional acceptance period which ended on October 27, 2008 the offer was accepted for 9.57 percent of the shares in EPCOS. Together with the 35.96 percent of the EPCOS shares which were tendered within the first acceptance period, as well as 48.82 percent of the shares which TDK has directly or indirectly purchased outside the offer, the company now has secured a total shareholding of 94.35 percent in EPCOS.
Takehiro Kamigama, President and COO of TDK, commented: “We have reached a major milestone and are very satisfied with the final result. TDK and EPCOS are now in an excellent position to prepare the next steps of the envisaged business combination. We look forward to working closely with the management team and the employees of EPCOS in the future on creating a new global force in electronic components.”
Final settlement and closing of the offer are scheduled for November 6, 2008. Independent of the settlement, TDK and EPCOS will continue to cooperate closely with the relevant authorities in Brazil, China and South Korea to ensure swift regulatory approval of the transaction.
As soon as possible, TDK and EPCOS will initiate the next steps of the envisaged business combination process. This will create a new leading electronic components company with a comprehensive product portfolio and a strong presence across customer sectors and regions. To achieve this objective, TDK will soon start with the process of carving out its relevant passive components business. Subject to approval at the Annual General Meeting in June 2009, the carved-out business will then be combined with EPCOS under a new company provisionally named TDK EP Components KK.
About TDK
TDK (TSE:6762, NYSE and LSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite”, a key material in electronics and magnetic products. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.
TDK is listed on the Tokyo Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

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Press Release

About EPCOS
EPCOS (EPCGn.DE) is a leading manufacturer of electronic components, modules and systems headquartered in Munich, Germany. With its broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. The EPCOS Group has design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
Electronic components are found in every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, filter frequencies, and protect against overvoltage and overcurrent.
In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At the end of the fiscal year, the company employed about 18,300 people worldwide.
EPCOS is listed in Germany — on the Frankfurt Stock Exchange and the other regional exchanges — and over the counter (OTC) in the US.

Contacts for the media at TDK

Japan, other Asian countries	Europe, Americas
Kazutoshi KOGURE	Lutz GOLSCH
TDK Corporation	A&B Financial Dynamics GmbH
Tel +81 3 5201-7102	Tel +49 69 92037-110
Fax +81 3 5201-7114	Fax +49 69 92037-199
E-mail: pr@mb1.tdk.co.jp	E-mail: l.golsch@abfd.de

Disclaimer
This announcement contains certain “forward-looking statements” that are based on the current expectations of TDK and are subject to uncertainty and changes in circumstances. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this announcement except as required by law.
To the extent the offer referred to in this announcement is being made into the United States, it will be made directly by TDK Germany GmbH. References in this announcement or in the offer document to the offer being made by Nomura and/or Rothschild on behalf of TDK Germany GmbH should be construed accordingly.
To the extent permitted by applicable law, TDK may directly or indirectly acquire, or make arrangements to acquire, EPCOS shares on the public stock exchange or in privately-negotiated transactions.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
October 31, 2008	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group